May 14, 2019

Sumit Singh
CEO
Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, Florida 33004

       Re: Chewy, Inc.
           Registration Statement on Form S-1
           Filed April 29, 2019
           File No. 333-231095

Dear Mr. Singh:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance
Efficiency of Spending on Advertising and Marketing, page 66

1. We note your disclosure of lifetime value of customer (LTV) to customer acquisition cost
       (CAC) ratios. Please tell us your consideration of the applicability of the disclosure requirements in Item 10(e) of Regulation S-K with respect to your presentation of these ratios. In this regard, we note that the computation of LTV is based on cumulative contribution profit, which appears to be a non-GAAP measure of income.
2. Enhance your disclosure to provide the amounts that underlie the ratios you disclose. For example, provide the CAC and LTV amounts per customer, per period represented.
 Sumit Singh
Chewy, Inc.
May 14, 2019
Page 2
Principal and Selling Stockholders, page 118

3. We note your response to prior comment 10. Please revise your disclosure to identify the members of the board of directors of Argos Holdings GP LLC. Please also tell us why you have not disclosed that affiliates of BC Partners are beneficial owners, given your disclosure elsewhere that such affiliates control Argos Holdings. Certain Relationships and Related Party Transactions, page 129

4. We note your response to Comment 11. Please confirm that you will similarly update the disclosure for the Master Transaction Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Robyn Manuel at 202-551-
3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameSumit Singh                                Sincerely,
Comapany NameChewy, Inc.
                                                             Division of
Corporation Finance
May 14, 2019 Page 2                                          Office of Consumer
Products
FirstName LastName